Form 40-F/A
period 2022-03-31
CYBIN INC.
filed 2022-07-22
CIK 1833141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 40-F/A

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
Cybin Inc. (the “Registrant”) is filing this Amendment No. 1 (the "Form 40-F/A") to its Annual Report on Form 40-F for the year ended March 31, 2022 to furnish Exhibit 101 and Exhibit 104 to the Form-40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on June 22, 2022.
No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cybin Inc.

	By:	/s/ Greg Cavers
Name: Greg Cavers
Date: July 22, 2022		Title: Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Amendment No. 1 to Form 40-F:

Exhibit	Description
99.1*	Annual Information Form for the fiscal year ended March 31, 2022
99.2*	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2022 and March 31, 2021
99.3*	Management’s Discussion and Analysis of Financial Condition and Operating Performance for the fiscal year ended March 31, 2022
99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Zeifmans LLP and Laurence W. Zeifman
101.INS	XBRL Instance – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Previously filed.