Form 40-F
period 2023-03-31
CYBIN INC.
filed 2023-06-27
CIK 1833141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	March 31, 2023	Commission File Number	001-40673
____________________
Cybin Inc.
(Exact name of Registrant as specified in its charter)

Ontario	2834	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification	(I.R.S. Employer Identification Number)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2023, the Cybin Inc. had 195,328,733 common shares outstanding.
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
Emerging growth company [X]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1[ ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b).2 [ ]

EXPLANATORY NOTE
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

FORWARD LOOKING STATEMENTS
This Annual Report, including the documents incorporated by reference herein, may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding the future financial position and results of operations, strategy, plans, objectives, goals, targets and future developments of the Registrant in the markets where the Registrant participates or is seeking to participate, and any statements preceded by, followed by or that include the words “considers”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology, are forward-looking statements. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates of this Annual Report and the document incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management
1 Check boxes are blank, pending adoption of the underlying rules.
2 Check boxes are blank, pending adoption of the underlying rules.

believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Annual Information Form for the year ended March 31, 2023, attached hereto as Exhibit 99.1.
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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars, on March 31, 2023, based upon the daily exchange rate as quoted by the Bank of Canada was USD$1.00 = CAD$1.3533.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report:
A. Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended March 31, 2023 (the “AIF”) is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
B. Audited Annual Financial Statements
The Registrant’s consolidated audited annual financial statements for the fiscal year ended March 31, 2023, including the reports of the independent registered public accounting firm with respect thereto are attached as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s management’s discussion and analysis of financial condition and operating performance for the fiscal year ended March 31, 2023 (the “MD&A”) is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
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
MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS, and that receipts and expenditures of the company are only being made in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well designed or operated, can provide only reasonable assurance, not absolute assurance of achieving the desired control objectives. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) that controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2023.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
As an "emerging growth company" under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company's registered public accounting firm provide an attestation report relating to management' assessment of internal control over financial reporting.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended March 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended March 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT COMMITTEE
The Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements. The Audit Committee is composed entirely of independent directors who meet the independence and experience requirements of the NYSE American LLC (the “NYSE American”), the Toronto Stock Exchange, SEC rules and National Instrument 52-110 adopted by Canadian securities regulators, as amended.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended March 31st, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 90 of the AIF, filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
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
OFF-BALANCE SHEET ARRANGEMENTS
The Company's description of off-balance sheet arrangements is provided in the section entitled “Off-balance sheet arrangements" contained in the MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The Company's description of contractual and other obligations is provided in the section entitled “Contractual obligations and commitments" contained in the MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE American. Section 110 of the NYSE American Company Guide (the “Company Guide”) permits the NYSE American to consider the laws, customs and practices of foreign issuers in permitting deviations from certain NYSE American listing criteria, and to grant exemptions from certain NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to the Company Guide is set forth below.

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

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

Cybin Inc.

	By:	/s/ Greg Cavers
Name: Greg Cavers
Date: June 27, 2023		Title: Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended March 31, 2023
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2023 and March 31, 2022
99.3	Management’s Discussion and Analysis of Financial Condition and Operating Performance for the fiscal year ended March 31, 2023
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Zeifmans LLP and Laurence W. Zeifman
101.INS	XBRL Instance – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)