Form 40-F
period 2024-03-31
CYBIN INC.
filed 2024-06-26
CIK 1833141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	March 31, 2024	Commission File Number	001-40673
____________________
Cybin Inc.
(Exact name of Registrant as specified in its charter)

Ontario	2834	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification	(I.R.S. Employer Identification Number)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2024, the Cybin Inc. had 760,053,342 common shares outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [  ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b). [  ]

EXPLANATORY NOTE
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

FORWARD LOOKING STATEMENTS
This Annual Report, including the documents incorporated by reference herein, may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding the future financial position and results of operations, strategy, plans, objectives, goals, targets and future developments of the Registrant in the markets where the Registrant participates or is seeking to participate, and any statements preceded by, followed by or that include the words “considers”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology, are forward-looking statements. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates of this Annual Report and the document incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Annual Information Form for the year ended March 31, 2024, attached hereto as Exhibit 99.1.
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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of United States dollars into Canadian dollars, on March 28, 2024, based upon the daily exchange rate as quoted by the Bank of Canada was USD$1.00 = CAD$1.3550.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report:
A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended March 31, 2024 (the “AIF”) is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
B. Audited Annual Financial Statements
The Registrant’s consolidated audited annual financial statements for the fiscal year ended March 31, 2024, including the reports of the independent registered public accounting firm with respect thereto are attached as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s management’s discussion and analysis of financial condition and operating performance for the fiscal year ended March 31, 2024 (the “MD&A”) is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
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
The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2024.

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
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended March 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended March 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Audit Committee is composed of Mark Lawson (Chair), Eric Hoskins, Theresa Firestone and Grant Froese.

Audit Committee Financial Experts

The Board has determined that each member of the audit committee qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and that all members are independent (as determined under Exchange Act Rule 10A-3 and Section 803.A(2) of the NYSE American Company Guide).

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

CODE OF ETHICS

The Company has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, and directors. The Code of Business Conduct is available on the Company's corporate website at https://ir.cybin.com/investors/governance/governance-documents. [Any amendments to the Code of Business Conduct will be posted at the Company’s Internet website at the address listed above.][Note to Draft: Cybin to advise whether any amendments were made to the Code or whether Cybin granted a waiver from a provision of the Code to the company’s CEO, CFO, Chief Financial Officer or any other person performing a similar role during the 2024 fiscal year.]

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended March 31st, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 124 of the AIF, filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
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

Board Composition. The Company Guide requires that a listed company have a board of directors consisting of at least a majority of members who satisfy applicable independence standards under the Company Guide. The Company’s Board is currently composed of 6 members, 4 of whom qualify as independent under applicable independence standards under the Company Guide

Governance and Nominating Committee. The Company Guide requires board of director nominees to be selected or recommended by either a Nominating Committee comprised solely of independent directors or by a majority of such company’s independent directors. The Company’s Governance and Nominating Committee is currently composed of 4 members, 3 of whom qualify as independent under applicable independence standards under the Company Guide.

Compensation Committee. The Company Guide requires the compensation of a listed company’s chief executive officer to be determined or recommended to the board of directors for determination, either by a Compensation Committee comprised of independent directors or by a majority of such company’s independent directors. The Company’s Compensation Committee consists of 3 directors, of which 2 are independent under applicable independence standards under the Company Guide

Shareholder Approval Requirements. The Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20 percent or more of presently outstanding shares for less than the greater of book or market value of the shares. The Company may seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance would not trigger such a requirement under Ontario law or under the rules of the Cboe Canada (the “Cboe”), on which the Company’s common shares are also listed.

Proxy Delivery. The Company Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” under Rule 3b-4 of the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of the Cboe. In addition, the Company may from time-to-time seek relief from the NYSE American corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by its home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.cybin.com. Information contained on, or accessible through, our website is not part of this Annual Report.

MINE SAFETY DISCLOSURE
Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable

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

Cybin Inc.

	By:	/s/ Greg Cavers
Name: Greg Cavers
Date: June 25, 2024		Title: Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit	Description
97.1	Incentive Compensation Recovery Policy
99.1	Annual Information Form for the fiscal year ended March 31, 2024
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2024 and March 31, 2023
99.3	Management’s Discussion and Analysis of Financial Condition and Operating Performance for the fiscal year ended March 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Zeifmans LLP and Laurence W. Zeifman
101.INS	XBRL Instance – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)