Form 40-F
period 2026-03-31
CYBIN INC.
filed 2026-06-29
CIK 1833141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	March 31, 2026	Commission File Number	001-40673
____________________
Cybin Inc.
(Exact name of Registrant as specified in its charter)

Ontario	2834	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification	(I.R.S. Employer Identification Number)
	Code Number)
100 King Street West, Suite 5600
Toronto, Ontario, Canada M5X 1C9
(908) 764-8385
(Address and telephone number of Registrant’s principal executive offices)
____________________
C T Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
____________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	HELP	The Nasdaq Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2026, Cybin Inc. had 51,631,804 common shares outstanding.
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

FORWARD LOOKING STATEMENTS
This Annual Report, including the documents incorporated by reference herein, may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding the future financial position and results of operations, strategy, plans, objectives, goals, targets and future developments of the Registrant in the markets where the Registrant participates or is seeking to participate, and any statements preceded by, followed by or that include the words “considers”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology, are forward-looking statements. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates of this Annual Report and the document incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Annual Information Form for the year ended March 31, 2026, attached hereto as Exhibit 99.1.
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
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report:

A. Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended March 31, 2026 (the “AIF”) is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
B. Audited Annual Financial Statements
The Registrant’s consolidated audited annual financial statements for the fiscal year ended March 31, 2026, including the reports of the independent registered public accounting firm with respect thereto are attached as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s management’s discussion and analysis of financial condition and operating performance for the fiscal year ended March 31, 2026 (the “MD&A”) is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
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
The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of March 31, 2026.

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
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended March 31, 2026, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended March 31, 2026 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE
The Company's Board of Directors (the “Board”) is responsible for the Company’s corporate governance and has the following independent designated standing committees: the Compensation Committee, the Governance and Nomination Committee and Audit Committee. The charters of each committee can be viewed on the Company's corporate website at https://ir.helus.com/corporate-governance/governance-documents. In addition, the Company's Audit Committee Charter is attached as Exhibit "A" to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

AUDIT COMMITTEE
The Board has established an independent Audit Committee for the purpose of overseeing our accounting and financial reporting processes and the audit of our annual financial statements. The Audit Committee is composed entirely of independent directors who meet the independence and experience requirements of the Nasdaq Stock Market LLC (the “Nasdaq”), the Toronto Stock Exchange, SEC rules and National Instrument 52-110 adopted by Canadian securities regulators, as amended.

The Audit Committee is composed of Mark Lawson (Chair), Eric Hoskins, Theresa Firestone and Grant Froese.

Audit Committee Financial Experts

The Board has determined that each member of the audit committee qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and Nasdaq Stock Market Rule 5065(c)(2)(A)) and that all members are independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Stock Market Rule 5605(a)(2)).

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
CODE OF ETHICS

The Company has adopted a code of ethics (the “Code of Business Conduct”) that applies to all employees and officers, and directors. The Code of Business Conduct is available on the Company's corporate website at https://ir.helus.com/corporate-governance/governance-documents. Any amendments to the Code of Business Conduct will be posted at the Company’s Internet website at the address listed above. No waivers were granted from the Code of Business Conduct during the year ended March 31, 2026.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended March 31st, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 131 of the AIF, filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
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
NASDAQ CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Nasdaq Global Select Market and Cboe Canada Inc. (“Cboe”). Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Stock Market Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the SEC. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to the Nasdaq Stock Market Rules is set forth below:

Quorum for Shareholders’ Meetings: The Registrant does not follow Nasdaq Stock Market Rule 5620(c), which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant has elected to follow Canadian practices consistent with the requirements of Cboe and the Business Corporations Act (Ontario) (“OBCA”).

Nominations Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(e)(2), which requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, that addresses its purposes, responsibilities, and authority. In lieu of following Nasdaq Stock Market Rule 5605(e)(2), the Registrant has elected to follow Canadian practices consistent with the requirements of Cboe and the OBCA.

Compensation Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter that addresses its purposes, responsibilities, and authority. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Registrant has elected to follow Canadian practices consistent with the requirements of Cboe and the OBCA.

Executive Sessions: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present. In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Registrant has elected to follow Canadian practices consistent with the requirements of Cboe and the OBCA.

Audit Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter that addresses its purposes, responsibilities, and authority. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Registrant has elected to follow Canadian practices consistent with the requirements of Cboe and the OBCA.

Shareholder Approval Requirements: Nasdaq Stock Market Rule 5635 requires companies to obtain shareholder approval prior to certain types of securities issuances. In lieu of following Nasdaq Stock Market Rule 5635, the Registrant has elected to follow Canadian practices consistent with the requirements of Cboe and the OBCA.

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

Cybin Inc.

	By:	/s/ Greg Cavers
Name: Greg Cavers
Date: June 29, 2026		Title: Chief Financial Officer

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit	Description
97.1	Incentive Compensation Recovery Policy
99.1	Annual Information Form for the fiscal year ended March 31, 2026
99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended March 31, 2026 and March 31, 2025
99.3	Management’s Discussion and Analysis of Financial Condition and Operating Performance for the fiscal year ended March 31, 2026
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Zeifmans LLP and Laurence W. Zeifman
101.INS	XBRL Instance – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)